Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Progressive Gaming International Corporation for the registration of 7,203,441 shares of its common stock and to the incorporation by reference therein of our reports dated March 20, 2007, with respect to the consolidated financial statements of Progressive Gaming International Corporation, Progressive Gaming International Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Progressive Gaming International Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada
September 13, 2007